SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

October 10, 2006

VIA FEDEX AND EDGAR

Re:	ARAMARK Corporation
Preliminary Schedule 14A
File No. 001-16807

Schedule 13E-3
File No. 005-62375

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Daniel F. Duchovny

Dear Mr. Duchovny:

On behalf of ARAMARK Corporation (the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 2, 2006 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on September 7, 2006 (the “Proxy Statement”) and Schedule 13E-3 filed on September 7, 2006 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. The responses and information described below are based upon information provided to us by the Company or the Sponsors, as the case may be.

Securities and Exchange Commission	October 10, 2006

Schedule 13E-3

1.	We note that RMK Acquisition is owned by GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI., L.P., and Warburg Pincus Private Equity IX, L.P. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

RESPONSE: The Company, based upon information and analyses supplied to it by GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P. and Warburg Pincus Private Equity IX, L.P. (the “Sponsors”), respectfully submits that none of the Sponsors is an affiliate of the Company engaged in a Rule
13e-3 transaction.

First, none of the Sponsors is an “affiliate” (as defined by Rule 13e-3) of the Company prior to closing. The transaction is structured as a merger of RMK Acquisition Corporation (“MergerCo”) with and into the Company. Prior to the closing, none of the Sponsors controls, or is under common control with, the Company. The Sponsors do control their acquisition vehicle, MergerCo, but nothing about their relationship to MergerCo gives any of them control over the Company. Nor does it place any of them under common control with the Company because prior to the closing, there is no person who can be said to control, directly or indirectly, both (1) the Company, and (2) any of the Sponsors.

The analysis would end there were it not for the guidance contained in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000 (the “Guidance”), which states that “where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3” (emphasis added). In issuing this statement, the Staff referred to Release 34-16075 adopting Rule 13e-3, whereby the Commission noted that “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business both before and after the transaction” (emphasis added).

It is because of this Guidance that the Company has taken the view that this transaction could be considered a Rule 13e-3 transaction and that Joseph Neubauer, Chief Executive Officer and Chairman of the Board of the Company, and MergerCo should be treated as filing persons. While the Guidance suggests Mr. Neubauer and MergerCo should be filing persons, its logic does not suggest that the Sponsors should be filing persons.

Specifically, while Mr. Neubauer does not currently own any equity in MergerCo nor serve as a director or officer, pursuant to an Interim Agreement between Mr. Neubauer and the Sponsors, Mr. Neubauer is expected to invest in MergerCo and to serve as Chief Executive Officer and Chairman of the post-merger surviving company. The Interim Agreement also sets forth the key terms for the post-closing governance of the surviving company, including that a

Securities and Exchange Commission	October 10, 2006

majority of the directors will be independent directors directly or indirectly approved by Mr. Neubauer (and not selected or controlled by the Sponsors). Because of these expectations, the logic of the Guidance could suggest that Mr. Neubauer could be seen as being on both sides of the transaction and to have control of the seller’s business both before and after the transaction.

Accordingly, the Company has taken the conservative view that Mr. Neubauer could be deemed to be an affiliate of MergerCo and, based on that view, that MergerCo would be an affiliate of the Company (under common control of Mr. Neubauer), which would make MergerCo an affiliate engaged in a Rule 13e-3 transaction.

However, this analysis does not extend to the Sponsors. Unlike with Mr. Neubauer, none of the Sponsors has the ability, directly or indirectly, to “control . . . the seller’s business both before and after the transaction” (emphasis added).

Because the Sponsors do not control and are not affiliated with the Company prior to the closing, the fact that they become affiliates after the transaction cannot change the analysis. If post-closing affiliation were sufficient to trigger Rule 13e-3 filing person status, then every transaction – no matter how arms’-length – would have to be a Rule 13e-3 transaction, since the acquiror always becomes an affiliate of the target after a merger. The Company does not believe this is the result intended by the Guidance.

Furthermore, adding the Sponsors as filing persons would not add meaningfully to the disclosure of information relevant to the Company’s stockholders who are voting on the transaction. The Company believes that the investor protection purposes of Rule 13e-3 are fully served by the Schedule 13e-3 and proxy rules disclosure provided with respect to Mr. Neubauer, the Company’s current CEO and Chairman, and MergerCo, and their participation in the transaction. In addition, by virtue of General Instruction C to Schedule 13E-3, the Schedule 13E-3/Proxy Statement for this transaction contains virtually all of the same information concerning the Sponsors and their controlling persons that would be required of “filing persons”. With respect to views about the fairness of the transaction, the Company’s Schedule 13E-3/Proxy Statement will set forth the views of Mr. Neubauer and MergerCo. The views of the Sponsors, as arms’-length, third party acquirors, would be irrelevant to stockholders, just as it would be in a non-Rule 13e-3 transaction. In this regard, The Company notes that, as described in detail in the section entitled “Special Factors – Background of the Merger,” it is clear that the Company, represented by a Special Committee of independent directors (together with independent counsel and financial advisor), negotiated with the Sponsors on a third-party arm’s-length basis.

2.

Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by

Securities and Exchange Commission	October 10, 2006

these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

RESPONSE: The Company takes note of the Staff’s comment, and all disclosure required by the referenced Items has been or will be provided for all filing persons.

3.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments. Provide also the disclosure required by Item 2(f) of Schedule 13E-3.

RESPONSE: The Company takes note of the Staff’s comment, and all disclosure required by the referenced Items has been or will be provided for all filing persons.

Item 11. Interest in Securities of the Subject Company

4.	Refer to the preceding comments. Please disclose the information included in this Item and in Schedules I-VII in the document to be delivered to security holders. Refer to Rule 13e-3(c)(1).

RESPONSE: The Company takes note of the Staff’s comments, and the Proxy Statement has been amended accordingly on pages 88 and 91 through 107.

Item 16. Exhibits

5.	We note that the debt commitment letter filed as an exhibit to this Schedule does not include the exhibits to that letter. Please refile this letter with all related exhibits.

RESPONSE: In response to the Staff’s comment, the Company has filed the debt commitment letter with all of its exhibits as an exhibit to the Amended Schedule 13E-3 filed concurrently with this letter.

Preliminary Schedule 14A

General

6.	Please fill in the blanks in the proxy statement.

RESPONSE: The Company respectfully submits that it intends to disclose the information currently represented by blanks in subsequent amendments to the Proxy Statement when such information becomes known. Most of this information will not be known until the record date for the special meeting has been set.

Securities and Exchange Commission	October 10, 2006

Cover page

7.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the Company has made the requested change to the cover page.

8.	We note that L. Frederick Sutherland and other members of management may become investors in RMK Acquisition. Please disclose when Mr. Sutherland and management members will make their decision and whether the merger agreement provides a deadline for such decision. Also, provide us with your detailed legal analysis of whether Mr. Sutherland and management members who invest in RMK Acquisition would become filing persons of the Schedule 13E-3. Refer to our preceding comments.

RESPONSE: The Company notes that there is no deadline in the merger agreement by which Mr. Sutherland or other members of management must decide whether to invest in MergerCo. The Company expects that Mr. Sutherland and certain senior members of management will make their investment decision shortly before closing, but many members of management will not be offered the opportunity to invest or make an investment decision until shortly before or until after closing. There is no requirement or condition contained in the merger agreement, the financing documents or any ancillary agreements that any members of management, other than Mr. Neubauer, agree to invest in MergerCo or its affiliates, either before or after the closing. In response to the Staff’s comment, the Proxy Statement has been revised on page 56 to include such disclosure.

In addition, the Company respectfully submits that, even in the event that members of management in addition to Mr. Neubauer agree to invest in MergerCo prior to the closing, it is not the case that such members of management have controlled the Company prior to, or will control the Company following, the merger, such that they could be considered to be “on both sides of the transaction” for purposes of the Guidance. The members of management who may decide to invest in MergerCo prior to closing who are not “affiliates” (as defined by Rule 13e-3) of the Company prior to closing are not in control of the Company’s business and can not be deemed to be an affiliate engaged in a Rule 13e-3 transaction. With respect to executive officers of the Company who may invest in MergerCo prior to the closing, none of such officers currently owns any equity in MergerCo nor serves as a director or officer of MergerCo pursuant to an Interim Agreement between Mr. Neubauer and the Sponsors. It is not anticipated that any of such executive officers will become a party to the Interim Agreement. There is currently no other agreement between any of such executive officers and the Sponsors pursuant to which any such executive officer agrees to serve as an executive officer of the post-merger surviving company. While it is expected that any executive officers of the Company or other members of management who invest in MergerCo will become parties to a stockholders agreement among MergerCo, the Sponsors, Mr. Neubauer and such other members of management, that will contain customary provisions for passive investors such as Company management (e.g., transfer restrictions, tag-along rights, piggyback registration rights), members of Company management will not be entitled to the post-closing governance rights, which are indicia of control (e.g., board seats, veto rights, demand registration rights), that will be provided to Mr. Neubauer and the Sponsors. Unlike Mr. Neubauer, none of the other

Securities and Exchange Commission	October 10, 2006

members of management of the Company who may invest in MergerCo will have the ability, directly or indirectly, to “control …. the seller’s business both before and after the transaction” (emphasis added) for purposes of Release 34-16075 adopting Rule 13E-3.

Finally, adding members of management of the Company, in addition to Mr. Neubauer, who may invest in MergerCo prior to closing as filing persons would not add meaningfully to the disclosure of information relevant to the Company’s stockholders who are voting on the transaction. The Company believes that the investor protection purposes of Rule 13e-3 are fully served by the Schedule 13e-3 and proxy rules disclosure provided with respect to Mr. Neubauer, the Company’s current CEO and Chairman, and MergerCo, and their participation in the transaction. Accordingly, the Company submits that such additional members of management who may invest in MergerCo prior to closing would not be filing persons of the Schedule 13E-3.

Summary Term Sheet

9.	We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that “the merger agreement is advisable, fair to and in the best interests of the Company and its stockholders (other than the stockholders who invest in MergerCo or Parent).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the board of directors’ determination addresses both substantial and procedural fairness.

RESPONSE: In response to the Staff’s comment, the disclosure on page 2 has been revised.

The Special Meeting — Required Vote, page 10

10.	If either of the required votes is assured by virtue of the execution of the voting agreement, please state so.

RESPONSE: The Company notes that neither of the required votes is assured by virtue of execution of the voting agreement. The Company has added clarifying disclosure to this effect on pages 2, 5 and 52.

Special Factors, page 14

11.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.

RESPONSE: In response to the Staff’s comment, the Company has moved the section entitled “Special Factors” to immediately follow the Summary section.

Securities and Exchange Commission	October 10, 2006

Background of the Merger, page 14

12.	With respect to the February 7, 2006 board meeting, please describe the “various competitive and industry developments” reported by Mr. Neubauer.

RESPONSE: In response to the Staff’s comment, disclosure has been added on page 9.

13.	Refer to your May 3, 2006 entry. Please explain who is Eminence Capital and its relevance to your transaction.

RESPONSE: In response to the Staff’s comment, disclosure has been added on page 11.

14.	Please tell us, with a view toward disclosure, whether Company A provided any reason for its decision not to submit a proposal following the June 25, 2006 communications between that company and your financial advisor.

RESPONSE: The Company respectfully advises the Staff that, following the communications between Company A and Mr. Neubauer on June 25, 2006 and the subsequent communications between Company A and Credit Suisse in which the Credit Suisse representative advised Company A that Company A should submit a proposal for the special committee’s consideration, none of the special committee, the members of the Investor Group or any of their respective advisors received any reason from Company A as to why it did not submit a proposal.

Reasons for the Merger, page 23

15.	We note that the special committee considered the financial advisor’s presentations and opinions regarding the fairness of the transaction. We also note that the board of directors adopted the special committee’s analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor’s analysis and opinion. Also, clarify whether MergerCo adopted Mr. Neubauer’s analysis and opinion (page 34).

RESPONSE: In response to the Staff’s comment, disclosure has been added on page 21 and 31.

16.	Refer to our comment in the Summary Term Sheet section. Please address how any filing person relying on the Credit Suisse opinion was able to reach the fairness determination as to unaffiliated security holders given that the Credit Suisse fairness opinion addressed fairness with respect to security holders other than the MergerCo and its affiliates and the stockholders who invest in MergerCo or its affiliates, rather than all security holders unaffiliated with the company.

RESPONSE: The Company acknowledges that the Credit Suisse opinion only addresses fairness with respect to security holders other than MergerCo and its affiliates and the

Securities and Exchange Commission	October 10, 2006

stockholders who invest in MergerCo or its affiliates (the “Excepted Parties”). Without taking a position as to each of the Excepted Parties, the Company believes that all Stockholders other than Excepted Parties are are unaffiliated security holders with respect to the Company for purposes of Regulation MA. Therefore, the Company believes that the Credit Suisse opinion does not fail to address fairness with respect to to unaffiliated security holders of the Company.

Opinion of Credit Suisse Securities (USA) LLC, page 26

17.	Please quantify the fee payable to Credit Suisse rather than state you will pay a “customary fee.”

RESPONSE: In response to the Staff’s comment, the Company has revised page 23 to reflect the amount of the fee payable to Credit Suisse.

18.	Please tell us, with a view toward disclosure, why you have not described the Premium Paid Analysis included on page 27 of the financial advisor’s presentation to your board on August 7, 2006.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that premium paid data were not principal valuation metrics used by Credit Suisse to support its opinion. Premium paid data were provided to the special committee as additional information for the consideration of the committee but were not a material part of Credit Suisse’s fairness analysis. As a result, these data were not discussed in the Proxy Statement.

19.	Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, (ii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 31 with respect to the Selected Companies Analysis, and (iii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 32 with respect to the Selected Precedent Transaction Analysis.

RESPONSE: In response to the Staff’s comment, and as noted in response to comment 21 below, the Company has revised pages 24 and 84 to cross-reference the projections used by Credit Suisse in conducting the Discounted Cash Flow Analysis. In addition, the Company has revised pages 26 and 28 through 29 to provide the relevant multiples for each selected company and selected transaction that served as the basis for the implied equity reference ranges disclosed with respect to the Selected Companies Analysis and the Selected Transactions Analysis, respectively.

20.	Refer to the Discounted Cash Flow Analysis. Please explain how Credit Suisse determined that discount rates of 8.5%-10.5% and 9.0%-11.0% (for the apparel business) and EBITDA multiples of 7.x-9.5x were the most appropriate indicators of value. Disclose the industry averages. Also, explain why Credit Suisse applied separate discount rates in the third cash flow analysis but not in first two.

Securities and Exchange Commission	October 10, 2006

RESPONSE: The Company notes that the discount rate ranges were selected based on a weighted average cost of capital calculation which factored in the unlevered betas for similar companies identified below under the caption “Selected Companies Analysis,” as well as ARAMARK, while the terminal EBITDA multiples ranges were selected based on a review of current and historical trading multiples reviewed in connection with the companies identified under the caption “Selected Companies Analysis,” as well as ARAMARK. With respect to the third cash flow analysis, Credit Suisse applied separate discount rates because such analysis calculated separate estimated present values for each of ARAMARK’s food and support services business and uniform and career apparel business in order to derive an implied per share reference range for ARAMARK as the sum of the estimated present values of such businesses.

21.	Refer to the Discounted Cash Flow Analysis. Please disclose the financial projections provided to Credit Suisse here or include a cross-reference to another location in your proxy statement where the projections are included. With respect to the projections disclosed on page 79, please include a reference to the more detailed projections included in the financial advisor’s presentation to your board on August 7, 2006, filed as an exhibit to your Schedule 13E-3.

RESPONSE: In response to the Staff’s comment, the Company has revised page 24 to include a cross-reference to the projections disclosed in “Important Information Concerning ARAMARK — Projected Financial Information.” The Company has also included on page 84, in accordance with the Staff’s comment, a reference to Credit Suisse’s presentation to the special committee dated August 7, 2006 filed as Exhibit (c)(3) to the Schedule 13E-3.

Certain Effects of the Merger, page 35

22.	Refer to your discussion regarding the effect of the merger on deferred stock units issued under the Stock Unit Retirement Plan, the 2001 Stock Unit Retirement Plan and the 2005 Stock Unit Retirement Plan. Please explain here and in the Summary Term Sheet when will holders of these units be paid.

RESPONSE: The Company notes that at the closing of the merger, deferred stock units issued under the Stock Unit Retirement Plan, the 2001 Stock Unit Retirement Plan and the 2005 Stock Unit Retirement Plan will convert to cash obligations of the Company in the amount of $33.80 per share subject to a deferred stock unit, but will not be paid out at closing. In accordance with the terms of these plans, a participant will not be paid out by the plans until after his or her termination of employment with the Company. At that time, a participant’s plan balance will be paid out based upon the participant’s election. The Company has revised the disclosure on pages 4, 43 and 58 to make clear that participants will only be paid out following termination of employment.

23.	Refer to the table on page 36. Please tell us how you plan to update this information if any other members of management become investors in the acquiror.

RESPONSE: For the reasons given in the Company’s response to comment #8 above, the Company respectfully submits that other members of management of the Company who may

Securities and Exchange Commission	October 10, 2006

become investors in MergerCo would not become filing person of the Schedule 13E-3 and would not be required to provide the information specified in the table on page 36.

Interest of the Company’s Directors and Executive Officers in the Merger, page 41

24.	Refer to the first table on page 47. Explain why Mr. Lafferty and Mr. Neubauer are excepted from the disclosure.

RESPONSE: The Company notes that Messrs. Lafferty and Holland are excepted from the disclosure regarding Severance Agreements/Change of Control and do not appear in the table contained in that section because neither of them has a provision in his employment agreement that provides for payments upon a change of control of the Company. Mr. Neubauer’s employment agreement generally does provide for payments upon a change of control of the Company, but no change of control is deemed to occur under the agreement if Mr. Neubauer is a member of a group whose transaction with the Company or its stockholders would result in a change of control. Therefore, Mr. Neubauer will not receive any payments under his agreement as a result of the merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 44

25.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the merger. Please ensure that you discuss all such material consequences.

RESPONSE: The Company respectfully submits that the section “Material U.S. Federal Income Tax Consequences of the Merger” in the Proxy Statement discusses all such material consequences. The Company has clarified the disclosure to this effect on page 45.

26.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 45.

Historical Selected Financial Information, page 76

27.	The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A is also required. Please provide it or tell us your basis for not doing so.

RESPONSE: The Company notes that paragraphs 1010(b) and (c)(6) of Item 1010 of Regulation M-A require the presentation of pro forma data if material. The Company respectfully submits that the stockholders of the Company, other than Mr. Neubauer and any other stockholders who may invest in MergerCo (who will make any such determination on the basis of a separate offering document), will have no continuing interest in the Company after the merger and that the resulting post-merger capital structure is not relevant to their investment decision whether or not to adopt the merger agreement. Therefore, the information required by

Securities and Exchange Commission	October 10, 2006

the referenced paragraphs is not material to such stockholders in this proxy solicitation and has not been presented.

Where You Can Find More Information, page 91

28.	Refer to the paragraph preceding the table in this section. Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 112.

* * * *

The Company, on behalf of each of itself, Joseph Neubauer and RMK Acquisition Corporation (the “13E-3 Filing Persons), confirms the acknowledgment of each 13E-3 Filing Person, in connection with the Preliminary Schedule 14A and the Schedule 13E-3 referred to above (the “Filings”), comments thereto by the Staff and the responses to such comments:

1. That such 13E-3 Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3. That such 13E-3 Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please do not hesitate to call me (212-455-3442) or Casey Cogut (212-455-2550) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce

Mario Ponce